UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2025

Commission File Number: 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 15, 2024, Chemomab Therapeutics Ltd. (the “Registrant”) filed a prospectus supplement under its Sales Agreement (the “Sales Agreement”) with Roth Capital Partners, LLC, dated October 16, 2023. A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs that may be sold pursuant to the Sales Agreement is attached as Exhibit 5.1 hereto.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275002, 333-281750 and 333-255249) and Form S-8 (File Nos. 333-266868, 333-259489, 333-237247 and 333-232757), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Meitar | Law Offices
23.1	Consent of Meitar | Law Offices (contained in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.
(Registrant)

Date: March 20, 2025	By:	/s/ Sigal Fattal
	Name:	Sigal Fattal
	Title:	Chief Financial Officer